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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           Merit Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, no par value per
                                      share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   589889 10 4
                    ----------------------------------------
                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 12, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------

--------------------------------------------------------------------------------
 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tomio Sugahara
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization

     Japan
--------------------------------------------------------------------------------
               7   Sole Voting Power

                   42,429
 Number of    ------------------------------------------------------------------
   Shares      8   Shared Voting Power
Beneficially
 Owned by          328,500
    Each      ------------------------------------------------------------------
 Reporting     9   Sole Dispositive Power
   Person
    With           42,429
              ------------------------------------------------------------------
              10   Shared Dispositive Power

                   328,500
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     370,929
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     4.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------

--------------------------------------------------------------------------------
 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Atsushi Sugahara
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization

     Japan
--------------------------------------------------------------------------------
               7   Sole Voting Power

                   7,500
 Number of    ------------------------------------------------------------------
   Shares      8   Shared Voting Power
Beneficially
 Owned by          328,500
    Each      ------------------------------------------------------------------
 Reporting     9   Sole Dispositive Power
   Person
    With           7,500
              ------------------------------------------------------------------
              10   Shared Dispositive Power

                   328,500
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     336,000
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     4.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------

--------------------------------------------------------------------------------
 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sheen Man Co. Ltd.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization

     Japan
--------------------------------------------------------------------------------
               7   Sole Voting Power

                   -0-
 Number of    ------------------------------------------------------------------
   Shares      8   Shared Voting Power
Beneficially
 Owned by          313,500
    Each      ------------------------------------------------------------------
 Reporting     9   Sole Dispositive Power
   Person
    With           -0-
              ------------------------------------------------------------------
              10   Shared Dispositive Power

                   313,500
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     313,500
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     4.2%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------

--------------------------------------------------------------------------------
 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sugan Co. Ltd.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization

     Japan
--------------------------------------------------------------------------------
               7   Sole Voting Power

                   -0-
 Number of    ------------------------------------------------------------------
   Shares      8   Shared Voting Power
Beneficially
 Owned by          15,000
    Each      ------------------------------------------------------------------
 Reporting     9   Sole Dispositive Power
   Person
    With           -0-
              ------------------------------------------------------------------
              10   Shared Dispositive Power

                   15,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     15,000
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     .2%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------


Item 1.  Security and Issuer

    (a) Title of Class of Equity Securities: Common Stock, no par value (the "Common Stock").

    (b)  Name of Issuer: Merit Medical Systems, Inc. (the "Issuer")

    (c) Address of Issuer's Principal Executive Office: 1600 West Merit Parkway, South Jordan, UT 84095

Item 2.  Identity and Background

    (a)  Name: Tomio Sugahara ("TSugahara")
               Atsushi Sugahara ("ASugahara")
               Sheen Man Co. Ltd. ("Sheen Man")
               Sugan Co. Ltd. ("Sugan") (TSugahara, ASugahara, Sheen Man and Sugan are collectively referred to herein as the "Reporting Persons")

         TSugahara is the father of ASugahara and both TSugahara and ASugahara are founders and executive officers of Sheen Man and Sugan. Due to such relationships, the Reporting Persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") and accordingly may be deemed to have beneficial ownership of all of the shares of Common Stock reported herein.

         The following information is provided pursuant to General Instruction C to Schedule 13D: Yoshio Fujiki is an additional executive officer of both Sheen Man and Sugan.

    (b) Business address: The business address of the Reporting Persons and of Mr. Fujiki is: 1- 12-10, Higashi Tenma, Kita-Ku, Osaka, Japan 530.

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: TSugahara is one of the founders and the President of Sheen Man and Sugan. ASugahara is one of the founders and the Executive Vice President of Sheen Man and Sugan. Mr. Fujiki is the Treasurer of Sheen Man and Sugan. The principal business of Sheen Man is the importation of medical products. The principal business of Sugan is the distribution of medical products.

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None.

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None.

    (f)  Citizenship: Japan.

Item 3.  Source and Amount of Funds or Other Consideration

         On July 12, 1999, Sheen Man purchased 6,000 shares of the Common Stock on the open market at a price of $4.9375/share. The source of the funds used to make such purchase was Sheen Man's working capital.

Item 4.  Purpose of Transaction

         All acquisitions of shares of the Common Stock by the Reporting Persons were made for investment purposes. The Reporting Persons reserve the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

    (a) The Reporting Persons are the beneficial owners of the number of shares of the Common Stock indicated on the cover pages. Mr. Fujiki does not own any shares of the Common Stock in his name. Due to the relationships among the Reporting Persons, the Reporting Persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act and accordingly may be deemed to have beneficial ownership of all of the shares of Common Stock reported herein. In the aggregate, 378,429 shares, representing 5.0% of the outstanding shares of Common Stock, may be deemed to be beneficially owned by the group consisting of the Reporting Persons. The percentage of shares of Common Stock owned is based in each case upon 7,529,352 shares outstanding as set forth in the Issuer's Form 10-Q for the quarter ending March 31, 1999.

    (b) Each of the Reporting Persons has the sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition of the number of shares of the Common Stock indicated on the cover pages.

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------


    (c) During the past 60 days, the following transactions in the Common Stock were effected by the Reporting Persons:

--------------------------------------------------------------------------------
                                Type of
 Date      Reporting Person    Transaction     No. Of Shares      Price
-------    ----------------    -----------     -------------    ----------
--------------------------------------------------------------------------------
5/12/99       Sheen Man        Open Market         2,500        $ 5.5624
--------------------------------------------------------------------------------
5/18/99       Sheen Man        Open Market         4,000        $ 5.8125
--------------------------------------------------------------------------------
 6/2/99       Sheen Man        Open Market         3,000        $ 5.8125
--------------------------------------------------------------------------------
 6/4/99       Sheen Man        Open Market         7,000        $ 5.812428
--------------------------------------------------------------------------------
 6/7/99       Sheen Man        Open Market        11,000        $ 5.562454
--------------------------------------------------------------------------------
 6/7/99       Sheen Man        Open Market        10,000        $ 5.625
--------------------------------------------------------------------------------
7/12/99       Sheen Man        Open Market         6,000        $ 4.9375
--------------------------------------------------------------------------------

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced in Item 5(a) above.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         None.

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 SUGAN CO. LTD.


Date      July 12, 1999                 By:      /s/ TOMIO SUGAHARA
         ----------------                        ---------------------------
                                                     Tomio Sugahara, President


                                                 SHEEN MAN CO. LTD.


Date      July 12, 1999                 By:      /s/ TOMIO SUGAHARA
         ----------------                        ---------------------------
                                                     Tomio Sugahara, President



Date      July 12, 1999                          /s/ TOMIO SUGAHARA
         ----------------                        ---------------------------
                                                     Tomio Sugahara



Date      July 12, 1999                          /s/ ATSUSHI SUGAHARA
         ----------------                        ---------------------------
                                                     Atsushi Sugahara

CUSIP No. 589889 10 4             SCHEDULE 13D
          -----------


                                    EXHIBIT A
                                    ---------


                                    AGREEMENT
                                    ---------

         Each of the undersigned agrees that this Schedule 13D relating to equity securities of Merit Medical Systems, Inc. shall be filed on behalf of the undersigned.


                                                 SUGAN CO. LTD.


Date      July 12, 1999                 By:      /s/ TOMIO SUGAHARA
         ----------------                        ---------------------------
                                                     Tomio Sugahara, President


                                                 SHEEN MAN CO. LTD.


Date      July 12, 1999                 By:      /s/ TOMIO SUGAHARA
         ----------------                        ---------------------------
                                                     Tomio Sugahara, President



Date      July 12, 1999                          /s/ TOMIO SUGAHARA
         ----------------                        ---------------------------
                                                     Tomio Sugahara



Date      July 12, 1999                          /s/ ATSUSHI SUGAHARA
         ----------------                        ---------------------------
                                                     Atsushi Sugahara